SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         COMMISSION FILE NUMBER: 0-22191

                           NOTIFICATION OF LATE FILING

     (Check One): [ ] Form 10-K and Form 10-KSB [_] Form 11-K [_] Form 20-F
                  [X] Form 10-Q and Form 10-QSB [_] Form N-SAR


                       For Period Ended: December 31, 2004

|_| Transition Report on Form 10-K and Form 10-KSB
|_| Transition Report on Form 10-Q and Form 10-QSB
|_| Transition Report on Form 20-F
|_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

For the Transition Period Ended:____________________________

Read attached Instruction Sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                                     PART I
                             REGISTRANT INFORMATION

 Full name of registrant LOTTERY & WAGERING SOLUTIONS INC.
                         ---------------------------------

 Former name if applicable CCA COMPANIES INCORPORATED

            Address of principal executive office (Street and number)
                         2250 N.W. 136 Avenue, Suite 103

                            City, state and zip code
                          Pembroke Pines, Florida 33028

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                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

            (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As set forth in the Form 8-K of the registrant dated January 6, 2005, pursuant to an order of the cantonal court in Suriname, on January 1, 2005, Suriname Leisure Company A.V.V. ("SLC"), an Aruban entity which is fifty percent owned by the registrant, was evicted from premises leased to it in the Plaza Hotel in Paramaribo, Suriname from which it conducted all of its casino operations. Such operations provide substantially all of the cash flow of the registrant. As a consequence of the eviction, all of the operations of SLC ceased, substantially all of the employees were terminated, and the gambling, kitchen and other movable equipment and furniture of SLC was removed from the Plaza Hotel and placed in storage. The consequent disruption to the operations of SLC has caused delays in providing the financial and other information required to complete the quarterly report on Form 10-QSB.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                        Miles R. Greenberg (954) 885-0560
                      (Name) (Area Code) (Telephone Number)

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(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the revenues generated by the casino operations in Suriname of the registrant have increased by approximately $1,400,000 during the six month period ended December 31, 2004, as compared to the six month period ended December 31, 2003, as a consequence of the eviction referred to above, the registrant has determined to establish a reserve of $2,990,186, as of December 31, 2004. Such amount is equal to the full amount of its unamortized leasehold improvements in SLC together with certain other assets which became impaired as a result of the eviction. As a consequence, the anticipated net loss of the registrant for the six month period ended December 31, 2004, is approximately $1,400,000, as compared to a net loss of approximately $726,000 for the prior year's period.

                        LOTTERY & WAGERING SOLUTIONS INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


 Date:   February 14, 2005              By: /s/ Miles R. Greenberg
                                            ---------------------------
                                                Miles R. Greenberg
                                                Chief Financial Officer